EXHIBIT 99.92

AMENDMENT NO. 2 TO SILVER AGREEMENT

THIS AGREEMENT dated for reference the 6th day of April, 2010.

AMONG:

MERCATOR MINERALS (BARBADOS) LTD., a company incorporated with limited liability under the laws of Barbados

("Mercator")

- and -

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

("Silver Wheaton")

- and -

MERCATOR MINERALS LTD., a corporation existing under the laws of the Province of British Columbia

("Mercator Canada")

WHEREAS:

A.
Mercator, Silver Wheaton and Mercator Canada (collectively the "Parties") entered into a Silver Purchase Agreement dated as of March 17, 2008 (the "Original Silver Agreement"), as amended by Amendment No. 1 to Silver Agreement dated May 13, 2008 (the "Amendment No. 1") relating to the sale of silver produced from the Mining Properties (as such term is defined in the Original Silver Agreement) by Mercator to Silver Wheaton (the Original Silver Agreement and Amendment No. 1 are hereinafter collectively referred to as the "Silver Agreement");

B.
Silver Wheaton has agreed to extend the deadline for Mercator Arizona (as such term is defined in the Silver Agreement) to satisfy the Completion Guarantee (as such term is defined in the Silver Agreement) in consideration for the grant by Mercator Canada to Silver Wheaton of a right of first refusal as set forth in Sections 3 and 4 of this Agreement; and

C.	The Parties desire to amend the Silver Agreement upon the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant as follows:

1.	The definition of "Minimum Target Rate Date" in Section 1 of the Silver Agreement is hereby amended by replacing "July 1, 2010" with "July 1, 2011";

2.	Section 8(a)(v) of the Silver Agreement is hereby amended by replacing:

a.	"June 30, 2010" with "June 30, 2011"; and

b.	"August 31, 2010" with "August 31, 2011".

3.	The Silver Agreement is hereby amended by adding the following provision as Section 11A of the Silver Agreement in between Sections 11 and 12 of the Silver Agreement:

“11A.           Right of First Refusal

Mercator Canada hereby grants to Silver Wheaton a right of first refusal on silver produced from mining properties or concessions owned or leased by Mercator Canada and its Affiliates or in which any of them have a right, title or interest, on the terms and conditions set out in Schedule “C” hereto.”

4.	The Silver Agreement is hereby amended by adding Schedule “C” attached in Exhibit A of this Agreement as a schedule to the Silver Agreement.

5.
Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, will be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the Silver Agreement.

6.
Mercator and Mercator Canada shall promptly pay and reimburse Silver Wheaton for all costs and expenses incurred by Silver Wheaton in connection with the negotiation and preparation of this Agreement, including all fees and expenses of Silver Wheaton’s legal counsel and other representatives.

7.	This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the Silver Agreement.

8.	Except as otherwise amended by this Agreement, the provisions of the Silver Agreement shall be and continue in full force and effect and are hereby confirmed.

9.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.
This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).

11.	Time is of the essence in this Agreement.

12.
This Agreement may be executed in several parts in the same form and by facsimile, and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of this Agreement.

BALANCE OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement No. 2 to Silver Agreement to be duly executed as of the date set out above.

MERCATOR MINERALS (BARBADOS) LTD.

Per: "Signed"
Name:
Title:

SILVER WHEATON (CAYMANS) LTD.

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

MERCATOR MINERALS LTD.

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

EXHIBIT A TO AMENDMENT NO. 2 TO SILVER AGREEMENT

This is Schedule “C” to the Silver Purchase Agreement among
Mercator Minerals (Barbados) Ltd., Silver Wheaton (Caymans) Ltd. and
Mercator Minerals Ltd.
dated March 17, 2008

Right of First Refusal

1.           In this Schedule “C”:

“Mercator Entity” means Mercator Canada, Mercator or any of their respective Affiliates.

“Mercator Silver Interest” means:

(a)
the sale of Refined Silver refined from, or measured or quantified based on, silver in whatever form or state that is mined, produced extracted or otherwise recovered from any ROFR Properties, on terms substantially similar in nature to the Silver Agreement; or

(b)	a royalty interest payable on any silver in whatever form or state that is mined, produced extracted or otherwise recovered from any ROFR Properties.

“ROFR Offer” has the meaning set forth in paragraph 2 of this Schedule “C”.

“ROFR Properties” means any properties or concessions directly or indirectly owned or leased by a Mercator Entity or in which a Mercator Entity has a right, title or interest or from which a Mercator Entity has the right to receive silver production, including properties or concessions owned or leased currently or in the future by a Mercator Entity or in which a Mercator Entity currently has, or in the future obtains, a right, title or interest.

“Third Party Agreement” has the meaning set forth in paragraph 5 of this Schedule “C”.

“Third Party Offer” has the meaning set forth in paragraph 2 of this Schedule “C”.

All other capitalized terms used but not defined in this Schedule “C” have the meanings ascribed to them in the Silver Agreement.

2.
If, at any time and from time to time, a Mercator Entity receives a definitive offer from a third party (other than an Affiliate of the Mercator Entity which enters into an agreement in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, whereby such Affiliate agrees to assume, perform and be bound by the obligations of the Mercator Entity set out in this Schedule “C”) that would be binding upon acceptance by the Mercator Entity to purchase a Mercator Silver Interest (a “Third Party Offer”), and the Mercator Entity is willing to accept that Third Party Offer, then Mercator Canada shall cause the Mercator Entity, by notice in writing delivered to Silver Wheaton, to offer to sell all, but not less than all, of the Mercator Silver Interest so sought to be purchased by the third party under the Third Party Offer to Silver Wheaton at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, together with best available information that any Mercator Entity has with respect to the Mercator Silver Interest (including any information provided to the third party bidder) (the "ROFR Offer"); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then Silver Wheaton shall be entitled to substitute such non-cash consideration with non-cash consideration that is personal to Silver Wheaton with the same or greater value, liquidity and marketability as the third party's non-cash consideration; and further provided that, if the Third Party Offer includes the purchase of any asset other than a Mercator Silver Interest from the Mercator Entity, then the ROFR Offer shall similarly include such other assets.

3.
Silver Wheaton may, within 60 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Mercator Entity, in which event it shall then become a binding agreement of purchase and sale between Silver Wheaton and the Mercator Entity at the price and upon the terms and conditions contained in the ROFR Offer; provided that, if so elected by Silver Wheaton in its acceptance notice, Silver Wheaton may require that the terms and conditions contained in the ROFR Offer be deemed to be amended, without the need for any further documentation or agreement, to require that silver or other metal sales and deliveries be sold and delivered to Silver Wheaton by Mercator (rather than the Mercator Entity) pursuant to a transaction structure substantially similar to the transaction structure contemplated by the Silver Agreement.

4.
If Silver Wheaton does not accept the ROFR Offer, then the Mercator Entity shall be free to sell all (but not less than all) of such Mercator Silver Interest to the applicable third party pursuant to the terms of the Third Party Offer.  If the Mercator Entity and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such Mercator Silver Interest (the “Third Party Agreement”) within 60 days of the expiry of the 60-day period set forth in paragraph 3 above, then Mercator Canada and the Mercator Entity shall again be required comply with the terms of this Schedule “C” with respect to that Third Party Offer before selling the Mercator Silver Interest that is the subject to the Third Party Offer to a third party.  Mercator Canada shall provide Silver Wheaton with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to Silver Wheaton at the completion of the transactions contemplated by the Third Party Agreement a certificate of a senior officer Mercator Canada certifying that the sale of the Mercator Silver Interest to the Third Party was completed pursuant to the terms of the Third Party Offer.

6.
For the avoidance of doubt, a Mercator Entity shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase a Mercator Silver Interest, provided that, before such terms are accepted, the Mercator Entity complies with this Schedule “C”.

7.	For the avoidance of doubt, this Schedule “C” shall remain in full force and effect during the Initial Term and any Additional Term of the Silver Agreement.

8.
Any notice or other communication required or permitted to be given hereunder shall be given in accordance with Section 19(g) of the Silver Agreement, provided that any party may, at any time, give notice in writing to the others in the manner provided for therein of any change of address or facsimile number.